# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southwest Gas Holdings, Inc., CIK 0001692115
CUSIP: 844895102
Title of class of securities: Common Stock, par value $1 per share
Address of issuer's principal executive offices: 8360 S. Durango Drive, Post Office Box 98510, LAS VEGAS, Nevada (NV), 89193
Date of event which requires filing of this statement: 05/23/2025
Amends the filing with accession number 0001011438-23-000570
Filed by CIK 0001535472
Persons authorized to receive notices and communications: Keith Meister/Patrick Dooley, Corvex Management LP, 667 Madison Avenue, New York, New York (NY), 10065, (212) 474-6700

## Reporting persons
- Corvex Management LP (CIK 0001535472): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 5,028,975; shared voting power 0; sole dispositive power 5,028,975; shared dispositive power 0; aggregate amount beneficially owned 5,028,975 (7% of the class)
- Keith A. Meister (CIK 0001307631): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 5,028,975; shared voting power 0; sole dispositive power 5,028,975; shared dispositive power 0; aggregate amount beneficially owned 5,028,975 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1 per share
Name of issuer: Southwest Gas Holdings, Inc.
Address of issuer's principal executive offices: 8360 S. Durango Drive, Post Office Box 98510, LAS VEGAS, Nevada (NV), 89193
Comment:
This Amendment No. 1 ("Amendment No. 1") supplements the information set forth in the Schedule 13D dated October 23, 2023, filed by Corvex Management LP ("Corvex") and Keith Meister with the United States Securities and Exchange Commission (the "Schedule 13D") relating to the shares of common stock, par value $1 per share (the "Shares"), of Southwest Gas Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Persons used the working capital of the Corvex Funds to purchase the 5,028,975 Shares reported herein. The total purchase price for the Shares reported herein was approximately $303,564,890.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and an attractive investment.

The Reporting Persons expect from time to time to engage with the Issuer on its business and ways to enhance shareholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Corvex may be deemed to be the beneficial owner of 5,028,975 Shares, which represent approximately 7.0% of the Issuer's outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 71,912,673 Shares outstanding as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Exhibit 99.1 attached hereto, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The Corvex Funds are no longer party to cash-settled swaps previously disclosed in this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Transactions in the Shares effected in the past 60 days.

## Signatures
- Corvex Management LP: /s/ Keith Meister, Keith Meister / Managing Partner (05/28/2025)
- Keith A. Meister: /s/ Keith Meister, Keith Meister / Self (05/28/2025)